                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from            to
                                           ------------  -----------

                        Commission File Number: 000-26719

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN

                          MERCANTILE BANK CORPORATION
                          5650 BYRON CENTER AVENUE SW
                            WYOMING, MICHIGAN 49509
                                 (616) 406-3777

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                             Grand Rapids, Michigan

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000






                                    CONTENTS






REPORT OF INDEPENDENT AUDITORS............................................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS......................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS............    3

     NOTES TO FINANCIAL STATEMENTS........................................    4





SUPPLEMENTAL SCHEDULE

     SCHEDULE OF ASSETS (HELD AT END OF YEAR).............................    7

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator of
Mercantile Bank of West Michigan 401(k) Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of West Michigan 401(k) Plan ("the Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



                                           Crowe, Chizek and Company LLP
Grand Rapids, Michigan
April 17, 2002


                                                                              1.

                        MERCANTILE BANK OF WEST MICHIGAN
                                   401(k) PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000

                                                        2001             2000
                                                        ----             ----
ASSETS
     Investments, at fair value
         Common stock                                $1,342,468       $  658,694
         Mutual funds                                 1,233,154        1,064,773
                                                     ----------       ----------
                                                      2,575,622        1,723,467

     Receivables
         Employer contribution                            7,391            5,315
         Participant contributions                       12,265            8,445
                                                     ----------       ----------
                                                         19,656           13,760
                                                     ----------       ----------


NET ASSETS AVAILABLE FOR BENEFITS                    $2,595,278       $1,737,227
                                                     ==========       ==========

                See accompanying notes to financial statements.
                                                                              2.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2001


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
         Net appreciation in fair value of investments (Note 4)               $    290,699
         Dividends - cash                                                            8,361
         Dividends - stock                                                          39,760
                                                                              ------------
              Total income                                                         338,820

     Contributions
         Employer                                                                  173,066
         Participants                                                              280,670
         Rollovers from other plans                                                 99,012
                                                                              ------------
              Total contributions                                                  552,748
                                                                              ------------

                  Total additions                                                  891,568

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                                  33,517
                                                                              ------------
         Total deductions                                                           33,517
                                                                              ------------


NET INCREASE                                                                       858,051

Net assets available for benefits
     Beginning of year                                                           1,737,227
                                                                              ------------

     End of year                                                              $  2,595,278
                                                                              ============

                See accompanying notes to financial statements.
                                                                              3.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Mercantile Bank of West Michigan 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Mercantile Bank of West Michigan (the Bank), effective January 1, 1998. The Bank acts as trustee for the Plan assets. The Plan is a defined contribution plan which covers all employees who have completed one hour of service. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2001 and 2000, the Bank made matching contributions equal to 100% of the first 5% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals and rollovers and employer matching contributions. Each participant directs the investment of their account to any of the investment options available under the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective and employer contributions plus actual earnings thereon.

Payment of Benefits: A participant or his or her beneficiary receives a distribution of the participant's account balance in a lump sum. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation in stock or cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested balance, or $50,000, whichever is less.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor.

                                   (Continued)
                                                                              4.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: Investments are stated at fair value. Mutual fund shares and Mercantile Bank Corporation common stock are traded on national exchanges or quotation exchanges and are valued at the last sales price on the date of valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                                        2 0 0 1                     2 0 0 0
                                                                        -------                     -------
                                                               Number of        Fair        Number of       Fair
                                                                Shares          Value        Shares         Value
                                                                ------          -----        ------         -----

     Franklin Growth fund                                        6,760      $  213,020       4,227        $ 148,067
     Franklin Small Cap Growth fund                              5,121         159,617       4,192          164,884
     Mutual Beacon fund                                         32,987         429,162      26,924          359,171
     Templeton Growth fund                                       5,596         100,723       5,588          102,763
     Templeton Foreign fund                                     17,895         165,533      14,195          146,777
     Mercantile Bank Corporation common stock                   75,632       1,342,468      58,242          658,694

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $290,699 as follows:

          Mutual funds                                           $ (56,398)
          Common stock                                             347,097
                                                                 ---------

                                                                 $ 290,699
                                                                 =========

                                  (Continued)
                                                                              5.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of mutual funds managed by Stifel, Nicolaus and Company, Inc. Stifel Nicolaus and Company, Inc. is the custodian as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Professional fees for the administration and audit of the Plan are paid by the Bank.

The 75,632 and 58,242 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2001 and 2000 represents approximately 1.47% and 2.14% of the Corporation's outstanding shares as of December 31, 2001 and 2000.

No cash dividends were paid to the Plan by Mercantile Bank Corporation during 2001. A 5% stock dividend was declared and paid by Mercantile Bank Corporation during 2001. As a result of this stock dividend, Mercantile Bank Corporation issued 2,802 additional shares of Mercantile Bank Corporation common stock to the Plan.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

                                                                                     2001           2000
                                                                                     ----           ----

     Stifel, Nicolaus Money Market fund                                           $    6,243    $    3,143
     Mercantile Bank Corporation common stock; 75,632
       and 58,242 shares in 2001 and 2000, respectively                            1,342,468       658,694


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated June 1, 2001, that the Plan and related trusts are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status.


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $5,747 and $9,481 at December 31, 2001 and 2000, respectively.


                                                                              6.

                              SUPPLEMENTAL SCHEDULE

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001


Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor:Mercantile Bank of West Michigan
Employer identification number: 38-3360868
Three-digit plan number:  001

                                                                     (c)
                                                                Description of
                                                            Investment Including
                           (b)                               Maturity Date, Rate
                   Identity of Issuer,                     of Interest, Collateral,                        (e)
                    Borrower, Lessor,                               Par, or                (d)           Current
(a)                 or Similar Party                            Maturity Value             Cost           Value
---                 ----------------                            --------------             ----           -----

         MUTUAL FUNDS
         Franklin Templeton Investments                 Franklin Growth fund,
                                                          6,760 shares                                   $  213,020
         Franklin Templeton Investments                 Franklin Small Cap Growth fund,
                                                          5,121 shares                                      159,617
         Franklin Templeton Investments                 Franklin U.S. Government fund,
                                                          2,258 shares                                       15,419
         Franklin Templeton Investments                 Franklin Blue Chip fund,
                                                          4,844 shares                                       66,465
         Franklin Templeton Investments                 Franklin Large Cap fund,
                                                          2,616 shares                                       25,694
         Franklin Templeton Investments                 Franklin Balance Sheet fund,
                                                          1,281 shares                                       51,278
         Franklin Templeton Investments                 Templeton Foreign fund,
                                                          17,895 shares                                     165,533
         Franklin Templeton Investments                 Templeton Growth fund,
                                                           5,596 shares                                     100,723
         Franklin Templeton Investments                 Mutual Beacon fund,
                                                          32,987 shares                                     429,162
*        Stifel, Nicolaus & Co., Inc.                   Stifel, Nicolaus Money Market fund
                                                          6,243 shares                                        6,243
         COMMON STOCK
*        Mercantile Bank Corporation                    Common stock,
                                                          75,632 shares                                   1,342,468
                                                                                                         ----------

                                                                                                         $2,575,622
                                                                                                         ==========

*        Party in interest

(d) Investment is participant directed, therefore historical cost is not required.


                                                                              7.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        MERCANTILE BANK OF WEST
                                        MICHIGAN 401(K) PLAN

Date:  June 25, 2002                    /s/   Gerald R. Johnson, Jr.
                                        -------------------------------
                                        Gerald R. Johnson, Jr., Trustee

                               INDEX TO EXHIBITS


Exhibit
Number         Description


23.1           Consent of Independent Public Accountants
